

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2019

Steven Nichtberger
Chief Executive Officer
Cabaletta Bio, Inc.
2929 Arch Street, Suite 600
Philadelphia, PA 19104

> **Re: Cabaletta Bio, Inc.**
> **Form S-1**
> **Exhibit Nos. 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, and 10.11**
> **Filed September 30, 2019**
> **File No. 333-234017**

Dear Mr. Nichtberger:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance